Filed Pursuant to Rule 433

Issuer Free Writing Prospectus dated October 11, 2016

Relating to Preliminary Prospectus Supplement dated October 11, 2016

Registration Statement No. 333-197797

Phillips 66 Partners LP

$500,000,000 3.55% SENIOR NOTES DUE 2026
$625,000,000 4.90% SENIOR NOTES DUE 2046

PRICING TERM SHEET

Issuer:	Phillips 66 Partners LP

Trade Date:	October 11, 2016

Settlement Date:	October 14, 2016 (T+3)

Net Proceeds (before expenses):	$1,111,430,000

Title of Securities:	3.55% Senior Notes Due 2026	4.90% Senior Notes Due 2046

Principal Amount:	$500,000,000	$625,000,000

Coupon:	3.55%	4.90%

Maturity Date:	October 1, 2026	October 1, 2046

Public Offering Price:	99.901% of principal amount, plus accrued interest, if any, from October 14, 2016	99.303% of principal amount, plus accrued interest, if any, from October 14, 2016

Benchmark Treasury:	1.50% due August 15, 2026	2.50% due May 15, 2046

Spread to Benchmark Treasury:	+180 bps	+245 bps

Benchmark Price/Yield:	97-20+; 1.762%	100-03+; 2.495%

Reoffer Yield:	3.562%	4.945%

Interest Payment Dates:	April 1 and October 1, commencing April 1, 2017	April 1 and October 1, commencing April 1, 2017

Interest Record Dates:	March 15 and September 15	March 15 and September 15

Make-Whole Call:	At any time prior to July 1, 2026, at T + 30 bps.	At any time prior to April 1, 2046, at T + 40 bps.

Par Call:	On or after July 1, 2026	On or after April 1, 2046

Expected Ratings*:	Moody’s: Baa3 Standard & Poor’s: BBB	Moody’s: Baa3 Standard & Poor’s: BBB

* These expected ratings are not a recommendation to buy, sell or hold the notes offered hereby. The ratings may be subject to revision or withdrawal at any time and should be evaluated independently of any other rating.

Distribution:	SEC Registered	SEC Registered

CUSIP / ISIN:	CUSIP: 718549 AD0 ISIN: US718549AD00	CUSIP: 718549 AE8 ISIN: US718549AE82

Underwriters’ Fee:	0.65% of principal amount	0.875% of principal amount

Joint Book-Running Managers (for each series of notes):	J.P. Morgan Securities LLC Credit Suisse Securities (USA) LLC

Goldman, Sachs & Co.
Mizuho Securities USA Inc.
BNP Paribas Securities Corp.
Citigroup Global Markets Inc.
Deutsche Bank Securities Inc.
DNB Markets, Inc.
Merrill Lynch, Pierce, Fenner & Smith

Incorporated

MUFG Securities Americas Inc.

Scotia Capital (USA) Inc.

TD Securities (USA) LLC

Barclays Capital Inc.

RBC Capital Markets, LLC

Co-Managers (for each series of notes):

Commerz Markets LLC

HSBC Securities (USA) Inc.

PNC Capital Markets LLC

SMBC Nikko Securities America, Inc.

SunTrust Robinson Humphrey, Inc.

The Williams Capital Group, L.P.

U.S. Bancorp Investments, Inc.

Wells Fargo Securities, LLC

The Issuer has filed a registration statement (including a prospectus) with the U.S. Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC web site at http://www.sec.gov. Alternatively, the Issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling J.P. Morgan Securities LLC collect at 1-212-834-4533, Credit Suisse Securities (USA) LLC toll-free at 1-800-221-1037, Goldman, Sachs & Co. collect at 1-212-902-9316 or Mizuho Securities USA Inc. toll-free at 1-866-271-7403.

This Pricing Supplement is qualified in its entirety by reference to the Preliminary Prospectus Supplement dated October 11, 2016 (the “Preliminary Prospectus Supplement”). The information in this Pricing Supplement supplements the Preliminary Prospectus Supplement and supersedes the information in the Preliminary Prospectus Supplement to the extent inconsistent with the information in the Preliminary Prospectus Supplement.

The following information is added to the end of the “Underwriting” section of the Preliminary Prospectus Supplement:

Notice to Prospective Investors in the United Kingdom

Each of the underwriters severally represents warrants and agrees as follows:

(a)          it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000 (“FSMA”)) received by it in connection with the issue or sale of the securities in circumstances in which Section 21 of the FSMA does not apply to us; and

(b)          it has complied with, and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the securities in, from or otherwise involving the United Kingdom.

Notice to Prospective Investors in Switzerland

This document is not intended to constitute an offer or solicitation to purchase or invest in the securities described herein. The securities may not be publicly offered, sold or advertised, directly or indirectly, in, into or from Switzerland and will not be listed on the SIX Swiss Exchange or on any other exchange or regulated trading facility in Switzerland. Neither this document nor any other offering or marketing material relating to the securities constitutes a prospectus as such term is understood pursuant to article 652a or article 1156 of the Swiss Code of Obligations or a listing prospectus within the meaning of the listing rules of the SIX Swiss Exchange or any other regulated trading facility in Switzerland, and neither this document nor any other offering or marketing material relating to the securities may be publicly distributed or otherwise made publicly available in Switzerland.

Neither this document nor any other offering or marketing material relating to the offering, nor the Company nor the securities have been or will be filed with or approved by any Swiss regulatory authority. The securities are not subject to the supervision by any Swiss regulatory authority, e.g., the Swiss Financial Markets Supervisory Authority FINMA (“FINMA”), and investors in the securities will not benefit from protection or supervision by such authority.

Notice to Prospective Investors in the European Economic Area

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a “Relevant Member State”), each underwriter represents and agrees that with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State, it has not made and will not make an offer of securities which are the subject of the offering contemplated by this prospectus to the public in that Relevant Member State other than:

(a)          to any legal entity which is a qualified investor as defined in the Prospectus Directive;

(b)          to fewer than 100 or, if the Relevant Member State has implemented the relevant provision of the 2010 PD Amending Directive, 150, natural or legal persons (other than qualified investors as defined in the Prospectus Directive), as permitted under the Prospectus Directive, subject to obtaining the prior consent of the representatives for any such offer; or

(c)           in any other circumstances falling within Article 3(2) of the Prospectus Directive, provided that no such offer of securities shall require us or any underwriter to publish a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression an “offer to the public” in relation to any securities in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the securities to be offered so as to enable an investor to decide to purchase or subscribe the securities, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State, the expression Prospectus Directive means Directive 2003/71/EC (and amendments thereto, including the 2010 PD Amending Directive, to the extent implemented in the Relevant Member State), and includes any relevant implementing measure in the Relevant Member State and the expression “2010 PD Amending Directive” means Directive 2010/73/EU.